September 27, 2019

Daniel Allen
Principal Executive Officer
Blue Line Protection Group, Inc.
5765 Logan Street
Denver, CO 80216

       Re: Blue Line Protection Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 16, 2019
           File No. 000-52942

Dear Mr. Allen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Notes to Consolidated Financial Statements
Note 8 - Derivative Liability, page 23

1. Please tell us your consideration of whether the new guidance in ASC 815-10-15-75A as a result of the issuance of ASU 2017-011 impacts the accounting for your embedded conversion features of the convertible notes. Please specifically address why such guidance would not qualify such variable conversion features for a scope exception from derivative accounting. Please be detailed in your response addressing the reasons your embedded conversion features represent derivatives under existing accounting literature.
Note 11 - Options and warrants, page 25

2.    Pleas tell us whether you adopted ASU 2018-07, Compensation--Stock
Compensation
 Daniel Allen
Blue Line Protection Group, Inc.
September 27, 2019
Page 2
      (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting, and the
      impact it had on your accounting for stock options issued to non-employees.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or me at 202-551-
3344 with any questions.



                                                          Sincerely,
FirstName LastNameDaniel Allen
                                                          Division of
Corporation Finance
Comapany NameBlue Line Protection Group, Inc.
                                                          Office of Consumer
Products
September 27, 2019 Page 2
cc:       accounting@bluelineprotectiongroup.com
FirstName LastName